Mail Stop 3561

March 4, 2009

Edward W. Stack
Chairman and Chief Executive Officer,
President
Dick's Sporting Goods, Inc.
300 Industry Drive
RIDC Park West
Pittsburgh, Pennsylvania 15275

> **Re: Dick's Sporting Goods, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed March 27, 2008**
> **File No. 001-31463**

Dear Mr. Stack:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director